

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2009

Via Fax & U.S. Mail

Mr. Gary Campanaro
Chief Financial Officer
EPL Intermediate, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, California 92626

> **Re:** **EPL Intermediate, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-115644**

Dear Mr. Campanaro:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief